                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                                    DQE, Inc.
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)


                                     23329J
                                 (CUSIP Number)


                               Thomas K. Henderson
                          Allegheny Power System, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740
                                 (301) 790-3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 5, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 8 Pages



--------------------
CUSIP NO.   23329J      13D
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Allegheny Power System, Inc.; IRS Employer Identification
number:  13-5531602
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC, OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Maryland
------------------------------------------------------------
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                                                               Page 3 of 8 Pages



                  7.    SOLE VOTING POWER
  NUMBER OF             *
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0.0%
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               *
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0.0%
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      *
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                         [X]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      *
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

--------

* The shares of common stock, no par value (the "Common Stock") of DQE, Inc. ("DQE") covered by this report are purchasable by Allegheny Power System, Inc. ("APS") upon exercise of an option granted to APS on April 5, 1997, and described in Item 4 of this Schedule. Prior to the exercise of the option, APS is not entitled to any rights as a shareholder of DQE as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. APS disclaims any beneficial ownership of the shares of Common Stock which are purchasable by APS upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 below, none of which has occurred as of this date. If the Option were exercised, APS would have the sole right to vote or to dispose of the shares of Common Stock issued as a result of such exercise.

      The number of shares indicated represents 19.9% of the total outstanding shares of Common Stock as of February 21, 1997 (based on DQE's Annual Report on Form 10-K for the fiscal year ended December 31, 1996), excluding shares issuable upon exercise of the option.
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                                                               Page 4 of 8 Pages



Item 1 SECURITY AND ISSUER.

            This statement relates to Common Stock of DQE, a Pennsylvania corporation. DQE's principal executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania, 15108.

Item 2 IDENTITY AND BACKGROUND.

            This statement is filed by APS, a Maryland corporation. APS is an electric utility holding company which owns, directly or indirectly, various regulated utility subsidiaries and non-regulated subsidiaries. APS' subsidiaries are engaged principally in the generation, transmission, distribution and sale of electric energy. APS' principal office is located at 10435 Downsville Pike, Hagerstown, Maryland 21740.

            (a)-(c); (f) the name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of APS are set forth in Schedule I hereto and are incorporated by reference herein.

            (d)-(e) Neither APS nor, to the best of APS' knowledge, any of APS' directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has APS or, to the best of APS' knowledge, any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Although a final determination has not been made, it is presently anticipated that any purchases of shares of Common Stock as described in Item 4 would be made with funds obtained from APS' working capital and funds available for investment.

Item 4 PURPOSE OF TRANSACTION.

            Concurrently with the execution of the Agreement and Plan of Merger, dated April 5, 1997, among APS, DQE and AYP Sub, Inc. (the "Merger Agreement"), DQE and APS entered into a Stock Option Agreement, dated April 5, 1997, pursuant to which DQE granted to APS an option (the "Option") to purchase, under the circumstances specified therein, up to
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                                                               Page 5 of 8 Pages



15,379,007 shares of Common Stock at a purchase price per share of $27.850 (the "Purchase Price"). Based on the number of shares of Common Stock outstanding as of February 21, 1997 (based on DQE's Annual Report on Form 10-K for the fiscal year ended December 31, 1996), the Option would be exercisable for 19.9% of the outstanding shares of Common Stock. The Merger Agreement provides, among other things, for the merger (the "Merger") of DQE with and into AYP Sub, Inc., as a result of which DQE will become a wholly owned subsidiary of APS. Upon consummation of the Merger, which is subject to the approval of DQE's and APS stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, holders of Common Stock would receive 1.12 shares of common stock, par value $1.25 per share, of APS for each share of Common Stock.

            APS may exercise the Option, in whole or in part, if, but only if, a Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below); provided that APS shall have sent a written notice of such exercise within 180 days of the first such Triggering Event.

            The term "Triggering Event" means the occurrence of any event that could cause the Merger Agreement to become terminable under certain provisions of the Merger Agreement which permit the Merger Agreement to be terminated

            (x) by DQE, if, prior to the obtaining of the Company Requisite Vote (as defined in the Merger Agreement), there exists a Superior Proposal (as defined in the Merger Agreement) and the board of directors of DQE determines that there is not a substantial probability that the Company Requisite Vote will be obtained due to the existence of such Superior Proposal, certain events and actions enumerated in Section 6.2(b) of the Merger Agreement occur or do not occur or are taken or not taken, as the case may be;

            (y) by APS, if (i) the board of directors of DQE shall have withdrawn or adversely modified its approval or recommendation of the Merger Agreement or failed to reconfirm its recommendation of the Merger Agreement after a written request by APS to do so, or (ii) DQE, or any of the persons described in Section 6.2(a) of the Merger Agreement as affiliates, representatives or agents of DQE shall have taken any of the actions that would be proscribed by certain provisions of the Merger Agreement, which restrict DQE's conduct with respect to Acquisition Proposals; or

            (z) by DQE or APS, if the Company Requisite Vote shall not have been obtained at the duly held
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                                                               Page 6 of 8 Pages



      Stockholders Meeting (as defined in the Merger Agreement), including any adjournments thereof.

            The term "Exercise Termination Event" means any of the following events:

           (i) The Effective Time (as defined in the Merger Agreement);

          (ii) The termination of the Merger Agreement in accordance with the provisions thereof if such termination precedes the occurrence of a Triggering Event; or

         (iii) The first anniversary of the date of termination of the Merger Agreement if such termination follows, or occurs at the same time as, the occurrence of a Triggering Event or, if on such anniversary date the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, thirty business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event under this clause (iii) later than April 5, 1999.

            Upon the occurrence of certain events set forth in the Option Agreement, APS may, at its option, cause DQE to repurchase (the "Repurchase"), in whole or in part, the Option and/or the shares of Common Stock issued upon exercise thereof. In addition, the Option Agreement grants certain registration rights ("Registration Rights") to APS with respect to the shares represented by the Option. The terms of such Repurchase and Registration Rights are set forth in the Option Agreement.

            Following the Merger, DQE intends to cause the Common Stock to be removed from listing on the New York Stock Exchange, the Philadelphia Stock Exchange and the Chicago Stock Exchange.

            Except as set forth in this Schedule, neither APS, nor to the knowledge of APS, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            APS may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

            The Merger Agreement and the Option Agreement are included as exhibits to this Schedule and are incorporated herein by reference. The foregoing summary, as well as the

                                                               Page 7 of 8 Pages



other information contained in this report, is qualified in its entirety by reference thereto.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            The number of shares of Common Stock covered by the Option is 15,379,007, constituting 19.9% of Common Stock based on the shares of Common Stock issued and outstanding as of February 21, 1997 (based on DQE's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

            APS disclaims any beneficial ownership of the shares of Common Stock which are purchasable by APS upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, APS would have the sole right to vote or to dispose of the shares of Common Stock issued as a result of such exercise.

            Except as set forth in this Schedule, neither APS, nor, to the knowledge of APS, any of the persons listed on Schedule I, beneficially owns any shares of Common Stock.

            Except as set forth in this Schedule, to the knowledge of APS, no person other than APS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

Item 6. NOT APPLICABLE.

Item 7. EXHIBITS.

4(a) Agreement and Plan of Merger dated as of April 5, 1997 among the Company, DQE and AYP Sub, Inc. (incorporated by reference to Exhibit 2(a) to Allegheny Power System, Inc.'s Current Report on Form 8-K dated April 5, 1997).

4(b) Stock Option Agreement, dated as of April 5, 1997, between the Company and DQE (incorporated by reference to Exhibit 2(b) to Allegheny Power System, Inc.'s Current Report on Form 8-K dated April 5, 1997).





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                                                               Page 8 of 8 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           ALLEGHENY POWER SYSTEM, INC.

                                           /s/ Thomas K. Henderson
                                           -----------------------

                                  By:      Thomas K. Henderson
                                           Vice President, Legal

                                  Date:    April 15, 1997

                                                                      SCHEDULE I



         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of APS. Unless otherwise specified each person listed below is a citizen of the United States and has his or her principal business address at the office of APS, Allegheny Power System, Inc., 10435 Downsville Pike, Hagerstown, Maryland 21740.


Name and Business Address     Present Principal Occupation or Employment
-------------------------     ------------------------------------------

William L. Bennett            Chairman, HealthPlan Services Corporation, a
                              leading managed health care services company.
                              Formerly, Chairman and Chief Executive Officer of
                              Noel Group, Inc., Director of Belding Heminway
                              Company, Inc., Noel Group, Inc., and Sylvan, Inc.

Wendell F. Holland            Vice President, American Water Works Service
                              Company, Inc. Formerly, Of Counsel, Law Firm of
                              Reed, Smith, Shaw & McClay, Partner, Law Firm of
                              LeBoeuf, Lamb, Greene & MacRae, and Commissioner of the Pennsylvania Public Utility Commission.

Phillip E. Lint               Retired. Formerly partner, Price Waterhouse.

Frank A. Metz, Jr.            Retired. Formerly Senior Vice President, Finance
                              and Planning, and Director of International
                              Business Machines Corporation, a manufacturer and distributor of information systems equipment and services. Director of Monsanto Company and Norrell
                              Corporation.

Alan J. Noia                  Chairman of the Board (effective May 8, 1997),
                              President and Chief Executive Officer of APS.
                              Chairman of the Board, President and Chief
                              Executive Officer of Allegheny Power Service
                              Corporation. Chairman and Chief Executive
                              Officer of APS's other principal subsidiaries.
                              Formerly, President and Chief Operating Officer of APS, and President of The Potomac Electric
                              Company.

Steven H. Rice                Bank and real estate consultant and
                              attorney-at-law, Director and Vice Chairman of the Board of Stamford Federal Savings Bank. Formerly,
                              President and Director of The Seamen's Bank for
                              Savings and Director of Royal Group, Inc.

Gunnar E. Sarsten             Chairman and Chief Executive Officer of MK
                              International. Formerly, President and Chief
                              Operating Officer of Morrison Knudsen Corporation,
                              President and Chief Executive Officer of United
                              Engineers & Constructors International, Inc. (now
                              Raytheon Engineers & Constructors, Inc.), and
                              Deputy Chairman of the Third District Federal
                              Reserve Bank in Philadelphia.

Peter L. Shea                 Managing Member of Temblor Petroleum Company
                              L.L.C., a privately owned oil and gas exploration and production company and Individual General
                              Partner of Panther Partners, L.P., a closed- end non-diversified management company. Formerly,
                              Managing Director of Hydrocarbon Energy, Inc.

Klaus Bergman                 Chairman of the Board of APS and Director of APS's
                              principal subsidiaries. Prior to June 1, 1996,
                              Chairman of the Board and Chief Executive Officer of APS, Allegheny Power Service Corporation, and of APS's principal subsidiaries.

Eleanor Baum                  Dean of The Albert Nerken School of Engineering of
                              The Cooper Union for the Advancement of Science and Art. Director of Avnet, Inc. and United States
                              Trust Company. Commissioner of the Engineering
                              Manpower Commission, and a fellow of the Institute of Electrical and Electronic Engineers. Member of the Board of Governors of the New York Academy of Sciences, Past President, American Society of
                              Engineering Education, and President,
                              Accreditation Board for Engineering and
                              Technology.

Edward H. Malone              Retired. Formerly, Vice President of General
                              Electric Company and Chairman, General Electric
                              Investment Corporation. Director of Fidelity Group of Mutual Funds, General Re Corporation, and
                              Mattel, Inc.

Peter J. Skrgic               Senior Vice President of APS and Allegheny Power
                              Service Corporation. Vice President and Director of APS's other principal subsidiaries.

Jay S. Pifer                  Senior Vice President of APS and Allegheny Power
                              Service Corporation. President and Director of
                              APS's other principal subsidiaries.

Richard J. Gagliardi          Vice President of APS and Allegheny Power Service
                              Corporation and of certain of APS's other subsidiaries.

Kenneth M. Jones              Vice President and Controller of APS. Vice
                              President of Allegheny Power Service
                              Corporation and of certain of APS's other subsidiaries.

Michael P. Morrell            Senior Vice President and Chief Financial Officer
                              of APS. Senior Vice President of Allegheny Power
                              Service Corporation. Director and Vice President of APS's other principal subsidiaries.

Nancy L. Campbell             Vice President and Treasurer of APS and Allegheny
                              Power Service Corporation. Treasurer of APS's other principal subsidiaries.

Thomas K. Henderson           Vice President of APS and Allegheny Power Service
                              Corporation and of certain of APS's other principal subsidiaries.

Victoria V. Schaff            Vice President of APS and Allegheny Power Service
                              Corporation.

Eileen M. Beck                Secretary of APS, Allegheny Power Service
                              Corporation and APS's other principal
                              subsidiaries.